1933 Act File No. 2-90946
                                                      1940 act File No. 811-4015

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-18F-1


            AMENDED NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                   UNDER THE INVESTMENT ACOMPANY ACT OF 1940.


                         Eaton Vance Mutual Funds Trust
                         ------------------------------
                           (Exact Name of Registrant)

                        AMENDED NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission ("Commission") that it elects on behalf of its series (except those listed below) to commit itself to pay in cash all redemptions by a holder of record of an interest in the registrant, limited in amount with respect to each holder during any 90-day period to the lesser of (i) $250,000, or (ii) one percent of the net asset value of the registrant at the beginning of such period, as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election. This notice amends the prior election of registrant filed October 26, 1995.

     The series for which the Trust's foregoing election is not applicable are limited to: Eaton Vance Tax-Managed Divided Income Fund, Eaton Vance Tax-Managed Equity Asset Allocation Fund, Eaton Vance Tax-Managed Growth Fund 1.1, Eaton Vance Tax-Managed Growth Fund 1.2, Eaton Vance Tax-Managed International Growth Fund, Eaton Vance Tax-Managed Mid-Cap Core Fund, Eaton Vance Tax-Managed Multi-Cap Opportunity Fund, Eaton Vance Tax-Managed Small-Cap Growth Fund 1.1, Eaton Vance Tax-Managed Small-Cap Growth Fund 1.2, Eaton Vance Tax-Managed Small-Cap Value Fund and Eaton Vance Tax-Managed Value Fund.

                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Boston and the Commonwealth of Massachusetts on the 26th day of June, 2003.


                                        EATON VANCE MUTUAL FUNDS TRUST


                                        By:  /s/ Alan R. Dynner
                                             ------------------------
                                             Alan R. Dynner
                                             Secretary

Attest:  /s/ A. John Murphy
         ------------------------------
         A. John Murphy
         Assistant Secretary